Exhibit 99.2

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2015. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st Dec 2015
(000)
Share capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	16,804,604

£ million

Group shareholders’ equity

Called up share capital	4,201

Share premium account	17,385

Other reserves	1,898

Other shareholders’ funds	-

Other equity instruments	5,305

Retained earnings	31,021

Shareholders’ equity excluding non-controlling interests	59,810

Non-controlling interests	6,054

Total shareholders’ equity	65,864

Group indebtedness(1)

Subordinated liabilities	21,467

Debt securities in issue(2)	69,150

Total indebtedness	90,617

Total capitalisation and indebtedness	156,481

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	16,065

Performance guarantees, acceptances and endorsements	4,556

Total contingent liabilities	20,621

Documentary credits and other short-term trade related transactions	845

Forward starting reverse repurchase agreements, Standby facilities, credit lines and other commitments	281,462

1.	“Group indebtedness” includes interest accrued as at 31st December 2015 in accordance with International Financial Reporting Standards.
2.

As at 31st March 2016, Debt Securities in Issue decreased by £5.2bn mainly driven by Barclays Africa Group Limited balances being reclassified as Held for Sale under IFRS 5 as compared to 31st December 2015. (£3.8bn Other Debt Securities and £1.4bn Certificates of Deposit).

Barclays PLC	1